August 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc. – File No. 814-00789

Rule 17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

On behalf of THL Credit, Inc. (the “Corporation”), a company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

a)	a Certificate of the Secretary of the Corporation containing the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), attached hereto as Exhibit A, approving the amount, type, form and coverage of the joint fidelity bond and a statement as to the period for which premiums have been paid.

b)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

c)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C (the “Agreement”).

The Corporation would have provided and maintained a single insured bond in the amount of at least $750,000 had it not been named as an insured under a joint insured bond. The Corporation has paid its portion of a premium, as allocated under the Agreement, for a $1.0 million bond for the policy period, June 29, 2015 to June 29, 2016.

Very truly yours,

THL Credit, Inc.

/s/ Stephanie Paré Sullivan
Stephanie Paré Sullivan
Secretary

CERTIFICATE

The undersigned, Stephanie Paré Sullivan, Secretary of THL Credit, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and together with other executive officers of the Corporation has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4.	Premiums are being paid for the period June 29, 2015 to June 29, 2016.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 13th day of August, 2015.

/s/ Stephanie Paré Sullivan
Stephanie Paré Sullivan
Secretary

EXHIBIT A

Approval of Joint Investment Fidelity Institution Bond

WHEREAS, THL Credit, Inc. (the “Company”) is insured under an investment company blanket bond issued by AON Corporation (the “Bond”) insuring the Company as well as the Company’s investment adviser, THL Credit Advisors LLC (“Advisors”), against loss in the cumulative aggregate amount of $1,000,000;

WHEREAS, the Board of Directors of the Company (the “Board”) has considered the adequacy of the Bond with due consideration to (1) the amount and type of coverage provided by the Bond, (2) the value of the assets of the Company which any person covered by the Bond may have access, (3) the type and terms of the arrangements made by the Company for the custody and safekeeping of its assets of each of the Company, (4) the nature of the securities in the Company’s portfolio, (5) the nature and method of conducting the operations of the Company and (6) the accounting procedures and controls of Company; and

WHEREAS, the Board has considered the portion of the premium to be paid by the Company with due consideration to: (1) the number of other parties named as insured; (2) the nature of the business activities of such other parties named as insured; (3) the amount of the Bond; (4) the amount of the premium for the Bond; (5) the basis for allocation of the premium among all parties named as insureds; (6) the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay if it had provided and maintained a single insured bond.

RESOLVED, that $1,000,000 is determined to be a reasonable amount of fidelity bond coverage to be maintained by the Company in accordance with Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940, as amended (the “1940 Act”).

RESOLVED FURTHER, that the form of the Bond is ratified and approved.

RESOLVED FURTHER, that the proposed portion of the premium for the Bond allocated to the Company, which shall be (i) 75% of such premium for the first $750,000 of coverage with 25% of such premium allocated to Advisors and (ii) 0% for the remaining $250,000 of incremental coverage with 100% of such premium allocated to Advisors, is fair and reasonable, and is ratified and approved.

EXHIBIT B

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. G24581652 006

ACE American Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured): THL Credit, Inc. and THL Credit Advisors, LLC

Principal Address: 100 Federal Street Boston, MA 02110

Item 2. Bond Period: from 12:01 a.m. on	06/29/2015	to 12:01 a.m. on	06/29/2016 Standard time.
	(MONTH. DAY. YEAR)		(MONTH. DAY. YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $1,000,000

Item 4.	Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,000,000

and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert Not Covered”.)

Amount applicable to:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreements (A-C) Basic Bond Coverage	$1,000,000	$50,000
Insuring Agreement (D) - FORGERY OR ALTERATION	$1,000,000	$50,000
Insuring Agreement (E) - SECURITIES	$1,000,000	$50,000
Insuring Agreement (F) - Counterfeit Currency	$1,000,000	$50,000
Computer Fraud	$1,000,000	$50,000
Central Handling of Securities	$1,000,000	$50,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Endorsements #1-24

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) DON G24581652 001; G24581652 002; G24581652 003; G24581652 004, G24581652 005 such termination or cancelation to be effective as of the time this bond becomes effective.

Date: 07/13/2015

Authorized Representative

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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured.

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

                (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss. be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

TSB 5026b	Copyright, The Surety Association of America, 1997	Page 2 of 6

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee. to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST

INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

        (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original. (e) Employee means

(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners. officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6)	a Partner of the Insured, unless not covered as stated in item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g) Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts. and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

TSB 5026b	Copyright, The Surety Association of America, 1997	Page 3 of 6

to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s(‘) investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(I) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n) Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

        (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledge;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets: and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses: except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities. (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

        (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property:

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A):

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(I) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

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(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property it such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (BX2);

(r) loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money. mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriters total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof,

        (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers ii such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by anyone other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

TSB 5026b	Copyright, The Surety Association of America, 1997	Page 5 of 6

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT—SUBROGATION—RECOVERY—COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries. whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein

        (d) Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath, and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

        Section 12. This bond terminates as an entirety upon occurrence of any of the following:–(a) 60 days after the receipt by the insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor — (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5026b	Copyright, The Surety Association of America, 1997	Page 6 of 6

SIGNATURES

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 1
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)

BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company)

BANKERS STANDARD INSURANCE COMPANY (A stock company)

ACE AMERICAN INSURANCE COMPANY (A stock company)

ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)

INSURANCE COMPANY OF NORTH AMERICA (A stock company)

PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)

ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)

WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

Authorized Representative

CC-1K11h (03/14)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 2
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

OMNIBUS NAMED INSURED

It is agreed that:

1.	The Insured under the attached Bond is amended to include:

Any interest now or hereafter owned or controlled by the Named Insured, provided any such interest so included as Insured under this bond by reason of this rider must be more than 50% owned or controlled by the Insured and subject to the provisions of General Agreement A as amended.

All joint ventures are excluded from coverage unless specifically named as an Insured below:

2.	Nothing herein contained shall be held to alter, waive or extend any of the terms, agreements, conditions or limitations of the attached other than as stated above.

By
Authorized Representative

CC1e15 Form 14 Bond (11/09)	© 2009	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 3
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND DEDUCTIBLE

In consideration of the premium charged, it is hereby understood and agreed that Item 4 of the Declarations, is amended to add the following:

No deductible shall apply to any loss under Insuring Agreement A sustained by any Investment Company named as Insureds herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By
Authorized Representative

CC1e15 Form 14 Bond (11/09)	© 2009	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 4
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND INSURING AGREEMENT A

It is agreed that Fidelity Section (A) is deleted and the following is inserted:

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.

It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by any Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

For the purpose of this Insuring Agreement, “Loans” means all extensions of credit by an Insured, all transactions creating a creditor relationship in favor of an Insured, and all transactions by which the Insureds assume an existing creditor relationship.

For the purpose of this Insuring Agreement, “Trading” means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

All other terms and conditions of this bond remain unchanged.

By
Authorized Representative

CC1e15 Form 14 Bond (11/09)	© 2009	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 5
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

CLAIMS EXPENSE

It is agreed that the bond is amended as follows:

1.	Insuring Agreements, is amended to add the following:

Claims Expense Coverage $25,000 in the aggregate which is part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page of this Bond; a deductible of $2,500 applies to each and every loss.

•	CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss as defined in Insuring Agreements A through F, and any other valid coverage added by endorsement, which loss exceeds the Single Loss Deductible Amount of $25,000. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing all such claims shall be limited to $25,000. Deductible of $2,500 applies to each and every loss.

2.	Section 2, Exclusions, subsection (u), of the Conditions And Limitations, is deleted in its entirety and the following is inserted:

All fees, costs and expenses incurred by the Insured as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.

All other terms and conditions of this bond remain unchanged.

By
Authorized Representative

CC1e15	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 6
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

FRAUDULENT MORTGAGES INSURING AGREEMENT

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

“Loss resulting directly from the Insured’s having, in good faith and in the course of business in connection with any Loan, accepted or received or acted upon the faint of any real property mortgages, real property deeds of trust or like instruments pertaining to realty or assignments of such mortgages, deeds of trust or instruments which prove to have been defective by reason of the signature thereon of any person having been obtained through trick, artifice, fraud or false pretenses or the signature on the recorded deed conveying such real property to the mortgagor or grantor of such mortgage or deed of trust having been obtained by or on behalf of such mortgagor or grantor through trick, artifice, fraud or false pretenses.”

2.	The Loan Exclusion Clause, Section 2(e), shall not apply to the Insuring Agreement set forth in paragraph 1 of this rider.

3.	The Single Loss Limit of Liability for the Fraudulent Mortgages Insuring Agreement is limited to the amount shown on the Declaration Page, or amendment thereto.

4.	This rider shall become effective as of 12:01 a.m. on 06/29/2015.

For Use With Financial Institution Form No. 24, “Discovery “ Form. To Add An Insuring Agreement Covering Real Property Mortgages And Assignments Thereof Which Are Defective By Reason Of Fraud With Respect To The Signature On Specified Instruments. Revised To June, 1990

By
Authorized Representative

SR 5609a (06/90)	Printed in U.S.A	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 7
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. G24581652 006 in favor of THL Credit, Inc. and THL Credit Advisors, LLC.

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATION COVERED

ALL DEPOSITORIES USED BY THE INSURED

2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	This rider shall become effective as of 12:01 a.m. on 06/29/2015 standard time.

CENTRAL HANDLING OF SECURITIES FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES. REVISED TO OCTOBER, 1987.

SR 5967e Printed In U.S.A.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 8
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

It is agreed that:

1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employees Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.	This rider is effective as of 12:01 a.m. on 06/29/2015.

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

SR 6145b Printed in U.S.A.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 9
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. G24581652 006 in favor of THL Credit, Inc. and THL Credit Advisors, LLC

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

1.	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14. 15 AND 25 ADOPTED DECEMBER, 1993

SR 6196 Printed in U.S.A.	Page 1 of 3

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; .

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2) failure or breakdown of electronic data processing media, or

(3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

SR 6196 Printed in U.S.A.	Page 2 of 3

3.	The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	This rider shall become effective as of 12:01 a.m. on 06/29/2015.

SR 6196 Printed in U.S.A.	Page 3 of 3

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 10
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND ADDITIONAL OFFICES OR EMPLOYEES

It is agreed that Section B, Additional Offices Or Employees – Consolidation, Merger Or Purchase of Assets – Notice, parts (i) through (iii), of the General Agreements, are deleted in its entirety and the following is inserted:

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities within 90 days subsequent to the effective date, during which time coverage shall be automatic, and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium if: (a) the assets of the entity to be consolidated or merged with, purchased or acquired are valued at 15% or more of the Insured’s assets at the time of acquisition; or (b) such entity has been seized by or is under such an agreement with federal or state regulators, including cease and desist orders, memoranda of understanding, letters of understanding or supervisory agreements, or any similar regulator-imposed order; or (c) such entity has experienced paid bond losses of the type covered under this bond during the three years prior to the consolidation, merger, purchase, or acquisition date. Otherwise such additional premium shall be waived.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-27010 (04/09)	© 2009	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 11
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

SERVICING CONTRACTORS

It is agreed that the Insuring Agreements are amended to add the following:

•	Servicing Contractors

A.	Loss through any dishonest or fraudulent act committed by any Servicing Contractor with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Servicing Contractor or for another person or entity.

As used in this Insuring Agreement, financial benefit does not include any benefits earned in the normal course of employment, or performance of the servicing contract, including salaries, commission, fee, bonuses, promotions, awards, profit sharing or pensions.

B.	Loss of Money (including obligations of the United States of America) collected or received for the Insured by any such Servicing Contractor through the failure of such Servicing Contractor to pay to the Insured the Money so collected or received as is discovered to be due and payable while this Insuring Agreement is in force, except, however, Money disbursed by such Servicing Contractor in accordance with instructions from the Insured.

The term Servicing Contractor, as used in this Bond, shall mean a natural person, partnership or corporation, other than an officer or employee of the Insured, duly authorized by the Insured to perform any or all of the following:

(a)	collect and record payments on real estate mortgage or home improvement loans made, held or assigned to the Insured, and establish tax and insurance escrow accounts,

(b)	manage real property owned by or under the supervision or control of the Insured,

(c)	perform other acts directly related to the above,

but only while such natural person, partnership or corporation is actually performing such services within the United States of America, the Virgin Islands, Puerto Rico or Canada. In no event shall any activity described in (a), (b) or (c) above include the sale of real property mortgages to the Insured by the Servicing Contractor or by any affiliate of the Servicing Contractor.

The term Servicing Contractor shall include the partners, officers and employees of such Servicing Contractors and each such Servicing Contractor and its partners, officers and employees shall collectively be deemed to be one person for all purposes of subsection (c) of the last paragraph of the Section captioned LIMIT OF LIABILITY.

PF-32820 (03/11)	© 2011	Page 1 of 2

C.	Solely with respect to the Insuring Agreement entitled Servicing Contractors, the following exclusions apply:

•

Loss resulting from the insolvency, bankruptcy or taking over by a receiver or liquidator or by state or federal officials of any depository institution, unless such depository institution is a Servicing Contractor covered under this bond and unless such insolvency, bankruptcy or taking over results from fraud or dishonesty of officers or employees of such depository institution;

•

Under paragraph B of the Servicing Contractor Insuring Agreement, loss through the failure of any Servicing Contractor covered under this bond to collect or receive Money for the account of the Insured, any agreement between such Servicing Contractor and the Insured to the contrary notwithstanding;

•

Under paragraph B of the Servicing Contractor Insuring Agreement, loss of Money collected or received for the account of the Insured by any Servicing Contractor covered under this bond unless such Servicing Contractor is legally liable to the Insured on account of the loss of such Money; or

•

Loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan made to a Servicing Contractor, including any such Loan established to provide funds for interim financing or “warehousing” of mortgage loans, whether procured in good faith or through false pretense, or loss resulting directly or indirectly from the failure of the Servicing Contractors to pay over Property held as security for any such Loan.

D.	The attached Bond shall be deemed canceled as to any Servicing Contractor: (a) immediately upon discovery by the Insured of any dishonest or fraudulent act on the part of such Servicing Contractor unless within five days after discovery of such act, the Insured shall give the Underwriter written notice thereof and in such event this bond shall be deemed canceled as to such Servicing Contractor at the expiration of thirty days after such discovery of such act; or (b) at 12:01 a.m., as aforesaid, upon the effective date specified in a written notice served upon the Insured or sent by mail. Such date, if the notice be served, shall not be less than thirty days after such service, or if sent by mail, not less than thirty-five days after the date of mailing. The mailing by the Underwriter of notice, as aforesaid, to the Insured at is principal office shall be sufficient proof of notice.

E.	The Single Loss Limit of Liability of the Underwriter under the foregoing Servicing Contractors Insuring Agreement, is limited to the amount shown in the Declarations or amendment thereto.

F.	The attached bond does not afford coverage in favor of any Servicing Contractor, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss for which such Servicing Contractor is liable to the Insured, an assignment of such of the Insured’s rights and causes of action as it may have against such Servicing Contractor by reason of such liability shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

All other terms and conditions of this Bond remain unchanged.

Authorized Representative

PF-32820 (03/11)	© 2011	Page 2 of 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 12
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND ON PREMISES INSURING AGREEMENT

It is agreed that Section B(1) of the Insuring Agreement entitled On Premises is deleted in its entirety and the following is inserted:

(B)(1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	common-law or statutory larceny, theft or false pretense committed by a person,

while the Property is lodged or deposited within premises located anywhere. All other terms and conditions of this bond remain unchanged.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-32821 (03/11)	© 2011	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 13
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AUDIT EXPENSE

It is agreed that the bond is amended as follows:

1.	Insuring Agreements, Section A, Fidelity, is amended to add the following:

Audit Expense Coverage $25,000 in the aggregate, which is part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page of this bond, with a deductible of $2,500 applicable to each and every loss

Expense incurred by the Insured for that part of the cost of audits or examinations required by State of Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	Conditions And Limitations, Section 2, Exclusions, subsection (d), is deleted in its entirety and the following is inserted:

(d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	Conditions And Limitations, Section 2, Exclusions, subsection (u), is deleted in its entirety and the following is inserted:

(u) all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense; or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-33839 (05/11)	© 2011	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 14
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND VALUATION

It is agreed that the bond is amended as follows:

1.	The first paragraph of Conditions And Limitations, Section 6, Valuation, is deleted in its entirety and the following is inserted:

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange on the day preceding the discovery of loss.

2.	The first sentence of the second paragraph of Conditions And Limitations, Section 6, Valuation, is deleted in its entirety and the following is inserted:

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof on the day preceding the discovery of loss

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-33848 (05/11)	© 2011	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 15
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND COUNTERFEIT CURRENCY

It is agreed that Insuring Agreements, Section (F), Counterfeit Currency, is deleted in its entirety, and the following is inserted:

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, Coin or Currency of the United States of America, Canada or any other country.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-33849 (05/11)	© 2011	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 16
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

PRIOR DISHONESTY

It is agreed that the second paragraph of Conditions And Limitations, Section 12, TERMINATION OR CANCELATION, is deleted in its entirety and the following is inserted:

This bond terminates as to any Employee or any partner, officer or employee of any Processor – (a) as soon as any Insured, or any director or officer not in collusion with such persons, learns of any dishonest or fraudulent act committed by such person involving Money, Securities or other property valued at $25,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person; or (b) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-0 (05/12)	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 17
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

NOTICE OF PROOF OF LEGAL PROCEEDINGS

It is agreed that Conditions And Limitations, Section 5, Notice/Proof – Legal Proceedings Against Underwriter, subsection (a), is amended by deleting “30 days” and replacing it with “90 days”.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-1 (05/12)	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 18
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND RICO EXCLUSION

It is agreed that Conditions And Limitations, Section 2, Exclusions, subsection (j), is deleted in its entirety and the following is inserted:

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-37675 (05/12)	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 19
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND DISCOVERY

It is agreed that Conditions And Limitations, Section 3, Discovery, is deleted in its entirety and the following is inserted:

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured’s Risk Manager, Risk Management Department or Audit Department first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be known.

Discovery also occurs when the Insured’s Risk Manager, Risk Management Department or Audit Department receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-37677 (05/12)	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 20
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

REPRESENTATION OF THE INSURED

It is agreed that General Agreements, Section (D), REPRESENTATION OF INSURED, is deleted in its entirety and the following is inserted:

REPRESENTATION OF INSURED

(D)	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-0 (05/12)	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 21
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

UNCERTIFICATED SECURITIES

It is agreed that the bond is amended as follows:

1.	Insuring Agreements, Section (E) – SECURITIES, Item (1) (e), is deleted in its entirety and the following is inserted:

(e)	Statement of Uncertificated Security in any book entry form.

2.	Conditions And Limitations, Section 2, Exclusions, subsection (w) is deleted in its entirety.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-1 (05/12)	© 2012	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 22
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND CANCELLATION

It is agreed that the paragraph of Conditions And Limitations, Section 12, Termination Or Cancellation, is deleted in its entirety and the following is inserted:

Section 12. This bond terminates as an entirety upon occurrence of any of the following: – (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-39745 (03/13)	© 2013	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 23
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND DEFINITION OF EMPLOYEE

It is agreed that Section 1, Definitions, subsection (e), Employee, of the Conditions and Limitations, is amended to add the following:

Employee also means:

☒	Any natural person retained as a consultant of the Insured and supervised by the Insured under written contract with the Insured.

☒	Any person set forth in (1) through (6) above, who resigned, retires or is terminated from service of the Insured during the Bond period. Provided that this extension applies only:

(i)	for a period of 90 days subsequent to such resignation, retirement or termination; and

(ii)	if such resignation, retirement or termination has not arisen from or in connection with the discovery by the Insured of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

☒	Employees on Leave or Military Service.

☒	Guest Students.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-39751 (04/13)	© 2013	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 24
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

Privacy Exclusions

It is agreed that the bond is amended as follows:

1.	Conditions And Limitations, section 2, Exclusions, is amended to add the following:

•

loss resulting from the theft, disappearance, or destruction of, or access to, or disclosure or use of, or purported use or disclosure of, the Insured’s or another person’s or entity’s confidential or personal information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, personal customer information, a customer’s personally identifiable financial information, credit card information, health information or any other type of nonpublic information, or intellectual property, whether such information is owned by the Insured or held by the Insured in any capacity including concurrently with another person.

•

loss resulting from the theft, disappearance, or destruction of, or access to, or use or disclosure of, or purported use or disclosure of, credit, debit, charge, access, convenience, identification, stored-value or other cards or the information contained on such cards.

•

fees, costs, fines, penalties and other expenses incurred by an Insured arising out of the theft, disappearance, or destruction of, or access to, or disclosure or use of, or purported use or disclosure of, the Insured’s or another person’s or entity’s confidential or person information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, personal customer information, a customer’s personally identifiable financial information, credit card information, health information or any other type of nonpublic information, or intellectual property, whether such information is owned by the Insured or held by the Insured in any capacity including concurrently with another person.

•

expenses related to the Insured’s obligations to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the Insured’s care, custody or control.

2.	Conditions And Limitations, is amended to add the following:

Notwithstanding anything in this bond to the contrary, including but not limited to any Insuring Agreement or endorsement providing for any coverage whatsoever for fees, costs or expenses, in no event shall there be any coverage under this bond for fees, costs and expenses arising out of the theft, disappearance, or destruction of, or access to, or disclosure or use of, or purported use or disclosure of, the Insured’s or another person’s or entity’s confidential or person information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, personal customer information, a customer’s personally identifiable financial information, credit card information, health information or any other type of nonpublic information, or intellectual property, whether such information is owned by the Insured or held by the Insured in any capacity including concurrently with another person.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-42741 (06/14)	© 2014	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured THL Credit, Inc. and THL Credit Advisors, LLC			Endorsement Number 25
Policy Symbol DON	Policy Number G24581652 006	Policy Period 06/29/2015 to 06/29/2016	Effective Date of Endorsement 06/29/2015
Issued By (Name of Insurance Company) ACE American Insurance Company

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.

All other terms and conditions of policy remain unchanged.

Authorized Representative

ALL-21101 (11/06) Ptd. in U.S.A.	Page 1 of 1

ACE Producer Compensation

Practices & Policies

ACE believes that policyholders should have access to information about ACE’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887 (10/06)

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site –http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914 (2/05)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

EXHIBIT C

THL CREDIT, INC.

THE CREDIT ADVISORS LLC

JOINT D&O INSURANCE POLICY AGREEMENT

&

FIDELITY BOND ALLOCATION AGREEMENT

AGREEMENT, made as of this 4th day of August, 2015 between THL Credit, Inc. and THL Credit Advisors LLC (each an “Insured” and together, the “Insureds”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Insureds’ joint Directors and Officers/Errors and Omissions Liability Insurance Policy (the “Policy”) and Joint Investment Fidelity Institution Bond (the “Bond”).

The undersigned hereby agree to pay the portion of the premiums for the Policy and the Bond in the amounts, as applicable, based upon the proportions as set forth on Annex A hereto.

The undersigned herby agree that in the event recovery is received under the Policy as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery.

THL CREDIT, INC.

/s/ Sam W. Tillinghast
Name: Sam W. Tillinghast
Title: Co-Chief Executive Officer & Co-Chief Investment Officer

THL CREDIT ADVISORS LLC

/s/ Terrence W. Olson
Name: Terrence W. Olson
Title: Chief Operations Officer & Chief Financial Officer

ANNEX A

Policy Allocation:

Insured	Percentage of Premiums
THL Credit, Inc.	75%

THL Credit Advisors LLC	25%

Bond Allocation:

Insured	Percentage of Premiums
THL Credit, Inc.	75% for the first $750,000 of coverage and 0% for the remaining $250,000 of incremental coverage

THL Credit Advisors LLC	25% for the first $750,000 of coverage and 100% for the remaining $250,000 of incremental coverage